Proxy
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS (“MEETING”)		Resolutions (for full details of each item, please see the enclosed Information Circular dated August 13, 2012 (“Circular”))

Please indicate your proposal selection by placing an “X” in the appropriate space with blue or black ink only.

OF:	CANALASKA URANIUM LTD.			For	Withhold
TO BE HELD AT:	1020 – 625 Howe Street	1.	To receive the consolidated financial statements of the Company, for the fiscal year ended April 30, 2012, and the auditors’ report thereon

ON:	Thursday September 27th, 2012	2.	To re-appoint Deloitte & Touche LLP, Chartered Accountants, as auditors for the ensuing year, and to authorize the directors to fix their remuneration;
AT:	10:00 a.m. Pacific Time
		3.	To set the number of directors at six (6);
The undersigned shareholder of the Company hereby appoints, Peter Dasler, President of the Company, or failing this person, Dianne Szigety, Secretary of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the undersigned shareholder with the power of substitution to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned shareholder as specified herein.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

		4.	To elect directors for the ensuing year;
(a) Peter Dasler
(b) Hubert Marleau
(c) Jean Luc Roy
(d) Amb. Thomas Graham Jr.
(e) Victor Fern
(f) Michael Riley

				For	Against
		5	To consider and, if thought appropriate, confirm the amendments to the Company’s stock option plan as described in the accompanying Information Circular;

SIGN HERE:		6.	To consider and, if thought appropriate, confirm, with or without amendment, the Company’s shareholders rights plan dated April 9, 2012; and
Please Print Name:
		7.	To transact any other business which may properly come before the Meeting.
Date:

Number of Shares Represented by Proxy:

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED.  IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	If you are a registered shareholder and you wish to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

3.
If you cannot attend the Meeting but wish to vote on the resolutions, you can appoint another person, who need not be a shareholder of the Company, to vote according to your instructions.  To appoint someone other than the designees of management named, please insert your appointed proxyholder's name in the space provided, sign and date and return the proxy.  Where you do not specify a choice on a resolution shown on the proxy, this proxy confers discretionary authority upon your appointed proxyholder.

4.
If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the proxy.  Where you do not specify a choice on a resolution shown on the proxy, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.

5.
The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the proxy, or any other matters which may properly come before the Meeting, the securities will be voted by the appointed nominee as he or she in their sole discretion sees fit.

6.
If you vote on the resolutions and return your proxy, you may still attend the Meeting and vote in person should you later decide to do so.  To attend the Meeting and vote, you must revoke your former proxy. If you are a registered shareholder and you wish to revoke your proxy, you may do so by depositing a letter to that effect and delivering it to the offices of Canadian Stock Transfer, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting.

7.
In order to be entitled to vote or to have its shares voted at the Meeting, a shareholder which is a corporation (a "Corporate Shareholder") must either (a) attach a certified copy of the directors' resolution authorizing a representative to attend the Meeting on the Corporate Shareholder's behalf, or (b) attach a certified copy of the directors' resolution authorizing the completion and delivery of the proxy.  Only a Corporate Shareholder of record at. (Vancouver time) on March 19, 2004, the authorized representative of which attends the Meeting pursuant to a certified copy of the directors' resolution authorizing such representative, or which has completed and delivered a proxy as authorized by a certified directors' resolution, in the manner and subject to the provisions set forth herein, will be entitled to vote or to have its shares voted at the Meeting.

To be represented at the Meeting, this proxy must be received at the office of Canadian Stock Transfer by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Canadian Stock Transfer, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502